

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 18, 2016

VIA ELECTRONIC MAIL

Thomas Conner, Esq.
Reed Smith LLP
Suite 1100 – East Tower
1301 K Street, N.W.
Washington, D.C. 20005-3373

> Re: <u>MetLife Insurance Company USA</u>:
> MetLife Investors USA Separate Account A
> Series VA-4
> Initial Registration Statement filed on Form N-4
> File Nos. 811-21262 and 333-209054
>
> <u>First MetLife Investors Insurance Company</u>:
> First MetLife Investors Variable Annuity Account One
> Class VA-4
> Initial Registration Statement filed on Form N-4
> File Nos. 811-08306 and 333-209057

Dear Mr. Conner:

The staff reviewed the above-referenced initial registration statements, which the Commission received on January 20, 2016. We have given the registration statements a full review. Based on our review, we have the following comments. Unless noted otherwise, prospectus page references are to the pages in the marked courtesy copy of the MetLife Investors USA Separate Account A Series VA-4 ("VA") prospectus provided to the staff, SAI and Part C page references are to the initial registration statement of VA as filed with the Commission, and Item references are to the item numbers set forth in Form N-4.

In addition, the comments provided below, unless stated otherwise, also apply to the First MetLife Investors Variable Annuity Account One Class VA-4 ("NY VA") prospectus.

GENERAL

1. Please confirm that the date of the prospectus will be the same as or about the date of

effectiveness.

2. Please confirm that the EDGAR series/class identifiers will be revised appropriately prior to effectiveness of the registration statement to reflect the contract name disclosed on the cover page of the prospectus.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company's guarantees under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

4. Please update all blanks and bracketed language as appropriate.

PROSPECTUS

5. **Cover Page (VA):**

   a. When "AB Global Dynamic Allocation Portfolio" is referenced, consider adding a parenthetical: (formerly AllianceBernstein Global Dynamic Allocation Portfolio). *See also* p. 20, 26, A-1

   b. When "MetLife Small Cap Value Portfolio" is referenced, consider adding a parenthetical: (formerly Third Avenue Small Cap Value Portfolio). *See also* p. 26, A-2

6. **Non-Natural Persons as Owners (p. 8):**

   Please confirm that it is appropriate to retain the disclosure in VA without the revisions made in NY VA (p. 8).

7. **Investment Portfolio Fees and Expenses (NY VA, p. 14):**

   Please revise the disclosure to clarify that the examples will extend for at least one year from the date of the portfolio's May 1, 2016 prospectus.

8. **Investment Portfolio Fees and Expenses (p. 16)**

   a. Please delete the first sentence as MetLife USA is in a position to verify the information received from affiliate funds.

   b. Please delete the third sentence as it is not included in the portfolio disclosure, as filed on Form N-1A.

9. **Examples (p. 17)**

   In the introductory paragraph, please change the terms "Contract Owner Transaction Expenses" and "Contract Fees" to "Owner Transaction Expenses" and "Account Fee," respectively to accurately reflect the terms that are used in the fee tables.

10. **Allocation of Purchase Payments (p. 21)**

   In the paragraph beginning with, "Once we receive your Purchase Payment . . .", the last sentence states, ". . . we will either send back your money or get your permission to keep it until we get all of the necessary information." Please disclose *where* you would "keep" the money during that time.

11. Rebalancing (p. 28)

The disclosure indicates that "if a quarterly rebalancing date occurs on the 29th, 30th or 31st of a month, we will instead rebalance on the first day of the following month." Please disclose whether rebalancing would occur on the first day of the following month if a quarterly rebalancing date occurred on the 28th of February. [*See also* Standard Dollar Cost Averaging (DCA) (p. 37)]

12. Investment Options (p. 30-31)

Please add "before investing" after the phrase "YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY." [*See* Item 5(d)]

13. Enhanced Dollar Cost Averaging (EDCA) Program (NY VA, p. 31-32)

Please explain the changes made to the paragraph beginning with: "If you decide you no longer want to participate in the EDCA program, or if we receive notification of your death . . ." as they apply to contracts issued previously under another registration statement.

14. Guaranteed Withdrawal Benefit – Rider Charge (NY VA, p. 33-34)

Please confirm supplementally that a pro rata portion of the rider charge will not be assessed if "you assign your contract." Compare to p. 41 of VA.

15. Transfers (p. 34)

In the second bullet point under the paragraph beginning "For transfers during the Accumulation Phase . . . . ," please indicate *when* you will provide notice of any such maximum allocation limit.

16. Living Benefits (p. 50)

   a. The Guaranteed Withdrawal Benefit is defined either as "GWB v1" or just "GWB" (see page 60). For clarity, please use only one term consistently throughout the prospectus.

   b. In the paragraph preceding, respectively, the Summary for the GWB on page 60 and the GLWB on page 69, please identify the specific states where each rider is not available or indicate that it is available in all states, as applicable.

17. Guaranteed Lifetime Withdrawal Benefit (NY VA, p. 52)

Please disclose that you must be at least 60 years old at contract issue to purchase the GLWB benefit in the paragraph preceding the "Summary of the GLWB," rather than simply referencing the "GLWB Rate Table" below.

18. Spousal Continuation (NY VA, p. 68)

Consider adding the language highlighted below that appears in VA on page 92, if appropriate: "For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit, which may include a highest anniversary value and/or an annual increase amount (depending on whether you elected an optional death benefit), are reset on the date the spouse continues the contract."

19. Federal Income Tax Status (p. 92)

Please confirm the section is current and accurate.

20. Distributor (p. 103)

Please explain *how* MetLife Investors Distribution Company is affiliated. *See* Item 10(d).

21. Appendix A

a. Please make sure all cross-references to Appendix A have been appropriately revised, e.g., first paragraph, respectively, under "Met Investors Series Trust" and and "Metropolitan Series Fund" on page 32.

b. (VA p. A-2) When "Wells Capital Management Incorporated" is referenced, consider adding a parenthetical: (formerly Third Avenue Management LLC).

c. (NY VA p. A-4) Please consider including the footnotes about BlackRock Money Market Portfolio that appear in VA-4, disclosing that "[a]n investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company . . . ."

STATEMENT OF ADDITIONAL INFORMATION

22. Based on the anticipated effective date for the filing, please confirm that all information required as of the most recent fiscal year has been updated appropriately.

23. Selling Firms (p. 4)

Please confirm the list of selling firms and update as necessary.

24. Additional Federal Tax Considerations (p. 8)

Please confirm that the disclosure is current and accurate.

PART C

25. Exhibits

a. Please replace "forms of" exhibits with actual copies of the agreements when they are available. *See, e.g.*, Form of Enterprise Selling Agreement 09-12 (MetLife Investors Distribution Company Sales Agreement).

b. (NY VA) Please provide as an exhibit a copy of the maintenance agreement discussed in the second paragraph under "Company" on page 3 of the NY VA SAI.

c. With regard to exhibit 13, please submit powers of attorney that specifically relate to this filing as required by Rule 483(b) under the Securities Act of 1933.

ADDITIONAL COMMENTS

26. Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

27. Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-7692. Mail or deliveries should include reference to Mail Stop 8626 and should include all nine digits of the following zip code: 20549-8626.

Sincerely,

/s/ Kathryn Sabo

Kathryn Sabo

Attorney-Adviser

Disclosure Review and Accounting Office